SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liab

(Stock Code: 583)

082-03321   1 September 2006

Interim Results Announcement for the Six Months Ended 30 June 2006

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2006 as follows:

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 June 2006 HK$'000	Audited 31 December 2005 HK$'000
Non-current assets			
Intangible assets		36,136	35,791
Fixed assets		601,704	623,025
Investment properties		733,000	733,000
Lease premium for land		33,120	33,630
Defined benefit plan's assets		36,575	33,539
Interests in associates		48,253	45,443
Long-term investment shares		172,544	147,828
		1,661,332	1,652,256
Current assets			
Inventories		38,697	38,418
Accounts receivable	3	219,778	245,217
Prepayments, deposits and other receivables		13,663	20,814
Cash and bank balances		165,410	181,449
		437,548	485,898
Current liabilities			
Accounts payable and accrued liabilities	4	93,664	134,996
Taxation payable		52,170	66,725
Subscriptions in advance		16,785	24,431
Bank overdraft, secured		10,637	6,713
Short-term bank loans, unsecured		51,934	51,918
		225,190	284,783
Net current assets		212,358	201,115
Total assets less current liabilities		1,873,690	1,853,371
Non-current liabilities			
Long-term bank loan, unsecured		17,000	17,000
Deferred taxation		103,353	105,461
		120,353	122,461
		1,753,337	1,730,910
Capital and reserves			
Share capital	5	156,095	156,095
Reserves		1,489,092	1,408,314
Proposed dividend		93,657	156,095
		1,582,749	1,564,409
Shareholders' funds		1,738,844	1,720,504
Minority interests		14,493	10,406
Total equity		1,753,337	1,730,910

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	Unaudited For the six months ended 30 June 2006 HK$'000	2005 HK$'000
Turnover	2	583,167	536,588

4. **Accounts payable and accrued liabilities**

Included in accounts payable and accrued liabilities are the following trade payables:

	30 June 2006 Balance HK$'000	Percentage %	31 December 2005 Balance HK$'000	Percentage %
0 to 30 days	17,716	72.0	25,311	80.8
31 to 60 days	3,127	12.7	1,451	4.6
61 to 90 days	195	0.8	517	1.7
Over 90 days	3,570	14.5	4,056	12.9
Total accounts payable	24,608	100.0	31,335	100.0
Accrued liabilities	69,056		103,661	
Total accounts payable and accrued liabilities	93,664		134,996	

5. **Share capital**

	30 June 2006 HK$'000	31 December 2005 HK$'000
Authorised: 5,000,000,000 shares of HK$0.10 each	500,000	500,000
Issued and fully paid: 1,560,945,596 (2005: 1,560,945,596) shares of HK$0.10 each	156,095	156,095

6. **Taxation**

	For the six months ended 30 June 2006 HK$'000	2005 HK$'000
Company and subsidiaries:		
Hong Kong profits tax	34,964	26,613
Overseas taxation	347	395
Deferred taxation relating to the origination and reversal of temporary differences	(2,109)	1,105
Taxation charges	33,202	28,113

Hong Kong profits tax has been provided at a rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

7. **Dividend**

A 2005 final dividend of HK10 cents per share, totalling HK$156,095,000 was paid in May 2006. A 2004 final dividend of HK7 cents per share and a special dividend of HK3 cents per share, totalling HK$156,095,000 were paid in May 2005.

The Directors have declared an interim dividend of HK6 cents (2005: HK5 cents) per share, amounting to HK$93,657,000 (2005: HK$78,047,000), for the period.

8. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the profit for the period attributable to shareholders of HK$146,530,000 (2005: HK$112,311,000) and 1,560,945,596 (2005: 1,560,945,596) shares in issue during the period.

As at 30 June 2006, there were share options outstanding that enable holders to subscribe for 7,033,000 shares (2005: 7,773,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results of the Group

Net profit for the first half of 2006 was $146.5 million, an increase of $34.2 million or 30% over the first half of 2005. The interim results were boosted by strong advertising sales and reduced losses in the video and film post-production division.

For the six months ended 30 June

Liquidity and Capital Resources

Overview

As at 30 June 2006, the Group had total borrowings of $79.6 million. Of this amount, a $50.0 million unsecured short-term revolving bank loan and $17.0 million unsecured term loan were denominated in Hong Kong dollars at floating rates payable within one and four years, respectively. The balance also consisted of a $1.9 million short-term revolving bank loan and a $10.7 million bank overdraft denominated in Renminbi payable within one year. The Group's cash and bank balance were held predominantly in Hong Kong dollars and the Group had no significant exposure to foreign exchange fluctuation.

As at 30 June 2006, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 1.9 times compared with 1.7 times as at 31 December 2005.

The Group expects its beginning cash balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the six months ended 30 June 2006 was $139.7 million compared with $146.4 million for the same period last year. The decrease was mainly due to tax payments of $49.9 million which were partly offset by the increase in net cash inflow from operations of $41.9 million.

Investment Activities

Net cash used for investing activities for the six months ended 30 June 2006 was $3.6 million. Cash was used mainly to pay for capital expenditures of $10.9 million, of which $4.5 million was spent on (i) development of websites and content management system (ii) replacement of magazine circulation system and (iii) upgrading of the accounting system. The balance was spent on computer related equipment and replacement items. These cash outflows were partly offset by interest income and dividends received from investments. Net cash outflow from investing activities of $77.9 million last year was mainly for the purchase of new printing presses.

Financing Activities

The net cash outflow from financing activities of $156.1 million was used to pay the final dividend for 2005.

OUTLOOK

The economy was strong in the first half of the year. Business activity picked up, unemployment was low and consumption strengthened. These economic conditions are expected to continue during the second half of the year. Growth may be more moderate, however, if interest rates rise.

We remain concerned about rising newsprint cost, salaries and rent. The impending abolition of rules requiring listed companies to publish results in newspapers will have an impact on the Group's turnover. Revenue from results announcements contributed 5% to Group turnover and 6% to the Newspaper Division's advertising revenue in the first half of 2006. Technology is playing an increasingly important role in content creation and advertising and changing the media and publishing landscape.

Against this backdrop, we will continue to build our publishing brands and invest in transforming the business. Credible and relevant content is at the heart of our success and we will continue to raise editorial standards across our publications. We are committed to building our capabilities to take best advantage of the changing nature of content creation and delivery. This in turn will create new opportunities to build readership and audience as well as expand advertising products to support future revenue growth. The Group is investing in a new content management system and will continue to develop its digital media capabilities.

These moves combined with our strong financial position provide a good foundation on which to build the business of the Group for the benefit of its stakeholders.

STAFF

As at 30 June 2006, the Group had 1,043 employees compared with 1,044 as at 31 December 2005. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and share option schemes.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK6 cents per share, amounting to HK$93,657,000, payable to shareholders whose names appear on the Register of Members of the Company on Monday, 25 September 2006 and payable on Friday, 29 September 2006.

	Note		
Staff costs		(180,594)	(174,686)
Cost of production materials/sales		(86,040)	(80,072)
Rental and utilities		(16,920)	(15,714)
Depreciation and amortisation		(32,434)	(41,736)
Advertising and promotion		(16,015)	(13,228)
Other operating expenses		(73,034)	(72,440)
		(405,037)	(397,876)
Gain on disposal of long-term investment shares		–	711
Finance costs		(1,760)	(2,621)
		(406,797)	(399,786)
Operating profit	2	180,902	141,316
Share of profits less losses of associates		2,895	1,775
Profit before taxation		183,797	143,091
Taxation	6	(33,202)	(28,113)
Profit after taxation		150,595	114,978
Attributable to:			
Shareholders		146,530	112,311
Minority interests		4,065	2,667
		150,595	114,978
Dividend			
Proposed interim dividend of HK6 cents (2005: HK5 cents) per share	7	93,657	78,047
Earnings per share			
Basic and diluted	8	9.39 cents	7.20 cents

NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of preparation and accounting policies**

The unaudited condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005.

HKICPA has issued a number of new standards, amendments to standards and interpretations that are effective for accounting periods beginning on or after 1 January 2006. The Group has carried out an assessment of these standards, amendments and interpretations and considered that they have no significant impact on these interim financial statements.

2. **Segment information**

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and contribution to operating profit by principal activity:

	Turnover For the six months ended 30 June 2006	2005	Contribution to operating profit For the six months ended 30 June 2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Newspapers, magazines and other publications	561,099	517,003	175,357	141,036
Investment properties	8,692	7,724	6,346	5,771
Video and film post-production	10,278	10,151	(1,849)	(5,924)
Music publishing	3,098	1,710	1,048	433
Total	583,167	536,588	180,902	141,316

3. **Accounts receivable**

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables by due date is as follows:

	30 June 2006 Balance	Percentage	31 December 2005 Balance	Percentage
	HK$'000	%	HK$'000	%
0 to 30 days	140,432	61.4	172,374	67.9
31 to 60 days	48,175	21.1	46,980	18.5
61 to 90 days	31,048	13.6	21,343	8.4
Over 90 days	9,051	3.9	13,108	5.2
Total	228,706	100.0	253,805	100.0
Less: Accumulated impairment losses	(8,928)		(8,588)	
	219,778		245,217	

Staff costs	(180.6)	(174.7)	3
Production costs	(86.0)	(80.1)	7
Rental and utilities	(16.9)	(15.7)	8
Advertising and promotions	(16.0)	(13.2)	21
Other operating expenses	(73.1)	(72.4)	1
Operating costs before depreciation and amortisation	(372.6)	(356.1)	5
Depreciation and amortisation	(32.4)	(41.7)	(22)
Operating profit from principal activities	178.2	138.7	28
Other revenue	2.1	2.1	–
Gain on disposal of long-term investment shares	–	0.7	(100)
Net finance income/(charges)	0.6	(0.2)	*
Operating profit	180.9	141.3	28
Taxation	(33.2)	(28.1)	18
Profits of associates	2.9	1.8	61
Minority interests	(4.1)	(2.7)	52
Profit attributable to shareholders	146.5	112.3	30
Earnings per share (HK cents)	9.4	7.2	30

* *Represents a decrease in excess of 100%*

Operating Costs and Expenses

Operating costs and expenses before depreciation increased 5% or $16.5 million. The average cost of newsprint rose 11% from US$545 to US$604 per metric ton. The current market price of 48.8 gsm newsprint is US$625 per metric ton. Newsprint consumption was flat. Staff costs increased 3% due to an increase in headcount and salary increments. Advertising and promotion expenses increased 21% as events sponsorship and marketing activities were stepped up.

Financial Review by Business

Publishing

The Newspaper Division accounted for 84% of turnover and 92% of operating profit of the Group. EBITDA and operating profit margins improved. Higher notices revenue from a strong IPO market and sustained growth in display revenue were key factors behind a surge in operating profits.

The unaudited daily circulation of *South China Morning Post* remained stable at 104,000 copies while *Sunday Morning Post* dropped 1% to 80,000 copies.

Display revenue rose 11% compared with an 8% increase in newspaper ad spend in Hong Kong. Ad volume rose 4% and ad yield was 5% higher, aided by rate increases and an increase in color ad bookings at a premium.

Classified revenue rose 12% on the back of a significant increase in notices revenue which rose 47% as a result of several successful IPOs. Recruitment revenue was stable with ad yields rising 2% and 7% for *Classified Post* and *Jiu Jik*, respectively. Ad volume was under pressure. According to ACNielsen, the number of positions advertised in the market in the first half decreased by 5% year-on-year. Meanwhile, the number of positions advertised online is rising.

SCMP.com reported a decline in revenue of 10%. Content syndication fees fell 21% and some ad campaigns were postponed to the second half of the year. The subscription renewal rate increased from 62% to 70% in the first half. The site has around 20,000 subscribers as of 30 June 2006.

The Magazine Division doubled its net profit to $2.5 million, boosted by strong results from the Hearst titles. *Cosmopolitan* maintained its position as the leading international women's title in the market with audited circulation of 49,188 copies in 2005, up 17% from the previous year. *Harper's Bazaar* achieved the highest yield per page among all women's titles.

The results of the Book Publishing Division were adversely affected by higher stock provisions and operating costs. Stronger sales are expected in the second half during the Hong Kong Book Fair.

Investment Properties

Rental income increased with additional revenue from billboards in the second quarter.

Video and Film Post-production

The Hong Kong operation became profitable following a restructuring at the end of 2005. Operating profit for the first half was $1.4 million compared with a loss of $3.3 million in 2005. The Guangzhou operation recorded higher losses due to higher operating costs.

Music Publishing

Revenue grew 82% despite widespread piracy issues and intense competition. Royalty income improved. Several licensing and synchronisation deals were concluded following aggressive marketing efforts.

relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 19 September 2006 so as to qualify for the interim dividend.

DIRECTORS

The following persons were Directors of the Company as at the date of this announcement:

Executive Directors
Mr. Kuok Khoon Ean — *Chairman*
Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin — *Deputy Chairman*
Tan Sri Dr. Khoo Kay Peng
Mr. Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2006.

CORPORATE GOVERNANCE

The Board of Directors and management are committed to upholding the Group's obligations to shareholders. Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards.

The corporate governance principles adopted by the Group during the six months ended 30 June 2006 are in line with the corporate governance statement as set out in the Company's 2005 Annual Report. The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the code provision of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises three Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli and Sir David Li Kwok Po. The Audit Committee met once in the first six months of 2006. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2006.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

NOMINATION COMMITTEE

The Company established a Nomination Committee in April 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 31 August 2006

The Company's Interim Report 2006 containing all the information required by the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website in due course and will be dispatched to shareholders before end of September 2006.

* *For identification purpose only*